                                                                       EXHIBIT 2


                                Kane Kessler P.C.
                          1350 Avenue of the Americas
                            New York, New York 10019
                                 (212) 519-5103
                            rlawrence@kanekessler.com

                               September 24, 2002



VIA FEDERAL EXPRESS
-------------------

Daniel G. Hall, Esq.
Vice President, Secretary and
  General Counsel
Novoste Corporation
3890 Steve Reynolds Boulevard
Norcross, Georgia  30093

Dear Mr. Hall:

         We are counsel to Oracle Partners, L.P. ("Oracle"), and have been asked to respond to your letter of August 16, 2002. While Oracle appreciates your efforts to respond to its letter to the Board of Directors of Novoste Corporation (the "Company" or "Novoste") of July 12, 2002, unfortunately, Oracle does not feel your responses adequately address its concerns.

         First, we reaffirm Oracle's primary objective of remaining a long-term investor in the Company, provided management's actions merit such commitment. As a significant stockholder of the Company, Oracle has watched its investment in the Company erode, in spite of its faith in the Company's products and technology. In order to maximize value for all stockholders, Oracle has expressed three concerns requiring immediate attention by the Board: (i) the prompt selection of a full-time chief executive officer who is experienced, both in the medical and business communities, (ii) the elimination of Board members who have common financial interests with the Company and the Weldons and who appear to be under the influence of Company management, and the election of truly independent Board members with business acumen; and (iii) resolution of various corporate governance issues, including the elimination of the Company's staggered board and rights plan.

         With respect to Oracle's first concern, Bill Hawkins resigned as President and Chief Executive Officer of the Company, effective January 15, 2002. As you accurately stated,

Daniel G. Hall, Esq.
September 24, 2002
Page 2


Thomas Weldon addressed the CEO search on July 30, 2002, more than six months after Mr. Hawkins' resignation. Six more weeks have passed since his last communication regarding this issue. While Oracle agrees that an "arbitrary deadline" is impractical for hiring a qualified CEO, nonetheless, Mr. Weldon did establish such an "arbitrary deadline" on his call of July 30, 2002 by stating that it is the Company's goal to successfully complete the recruitment of a new CEO by the end of this year. While the Company is taking a leisurely approach in its search, its stock price has declined approximately 60%. Investors view the Company as lacking leadership and strategic direction. Companies much larger than Novoste have successfully completed CEO searches in less time. Investors are questioning the motives of the Board and the senior management team in failing to resolve this problem promptly. Oracle believes that the market has discounted the Company's stock price in part as a result of the vacancy in the CEO position. Every effort must be made to complete the process promptly. Naturally, Oracle expects that the CEO will be accountable to the full Board, not to current management, including Norman or Thomas Weldon.

         With respect to Oracle's concerns over the Board's "independence", apparently your definition of director "independence" differs not only from theirs, but from that of a significant number of Novoste stockholders and the NYSE and Nasdaq, as well. As you know: Norman Weldon and Thomas Weldon are related; Thomas Weldon and Charles Larson are partners in an outside venture partnership; Stephen Shapiro received consulting payments from the Company during 2001; and Donald Harrison sits on board(s) of companies funded by Norman Weldon's Partisan Management Group. Five of nine directors of Novoste are not truly independent. Further, Donald Harrison is a member of the Audit Committee and one of two members of the Compensation Committee. It is not only inappropriate for one non-independent director to wield such oversight responsibilities, but, we believe, a violation of the spirit of the proposed NYSE and Nasdaq rules as well. Oracle applauds the addition of Judy Lindstrom to the Board as she appears to be independent of existing relationships and to have experience relevant to Novoste's opportunities. However, Oracle strongly advocates that the Board should be reduced in size and non-independent directors should resign.

         Lastly, Oracle believes that in order to maximize stockholder value, the Company must eliminate its staggered Board and its rights plan. Most significant institutional investors, independent watchdog groups, such as Institutional Shareholder Services, and the business press, including the Wall Street Journal, agree with Oracle's position that such devices serve only to entrench management and act as a detriment to enhancing shareholder value.

         To ensure that the matters set forth in this letter are given the due consideration they deserve, to assist the Company by offering Oracle's extensive expertise in the healthcare industry and to protect Oracle's sizable investment and the investment of the Company's other stockholders, Oracle requests that an Oracle representative be appointed to the Company's Board of Directors.



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Daniel G. Hall, Esq.
September 24, 2002
Page 3



         Kindly provide a copy of this letter to all directors. Should the Company fail to take the actions requested, Oracle reserves its right to pursue alternative actions, including, but not limited to, bringing its concerns to the Company's stockholders directly. Please be guided accordingly.


                                            Very truly yours,



                                            /s/ Robert L. Lawrence


RLL:nc
cc:  Larry N. Feinberg